

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

By U.S. Mail and facsimile: (212) 635-1121

Robert P. Kelly
Chairman and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, New York 10286

> **Re: The Bank of New York Mellon Corporation**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for quarterly period ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 000-52710**

Dear Mr. Kelly:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 26 - Commitments and Contingencies, page 144

1. We note your response to prior comment eight to our letter dated April 30, 2010 and your enhanced litigation-related disclosures on pages 87-89 of your March 31, 2010 Form 10-Q. It appears your threshold for disclosure is whether you can estimate "with certainty"

what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible losses, which appears unusual given the different stages of each of the litigation matters discussed. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 2 – Accounting Changes and New Accounting Guidance

ASU 2009-16 - Accounting for Transfers of Financial Assets, page 58

2. We note that you elected the fair value option for the assets of variable interest entities consolidated under ASC 810-10-65. Please revise future filings to include the disclosures required under ASC 810-10-65-2(d).

* * * * *

You may contact William Schroeder at 202-551-3294 or me at 202-551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Branch Chief